EXHIBIT 17












April 3, 1995


Mr. Charles W. Wampler, Jr.
WLR Foods
P.O. Box 7000
BROADWAY, Virginia
22815-7000

Dear Charlie:

Please accept my resignation from the Board of WLR.

My position on the Board was as representative of the Cuddy shareholding. Therefore, as I ceased to be employed by Cuddy
International as of the 31st of March 1995, it is appropriate that I now tender my resignation.

May I say how much I have enjoyed my brief association with WLR. I met many fine people and, at least for a short period of time, I became part of a thriving, energetic and thoroughly likeable team. I will miss you all.

Best of luck for the future. I will follow the fortunes of WLR with great interest.

Yours sincerely,



Peter A. W. Green
President & Chief Executive Officer

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